EXHIBIT 99.1

Galapagos reports strong financial results and newsflow-rich pipeline

Key 2016 results:

  Group revenues increased by €91.0 million to €151.6 million
  Operating loss reduced by €77.9 million to €11.5 million
  Net profit of €54.0 million, compared to a net loss of €118.4 million in 2015
  Cash balance increased by €632.7 million to €980.9 million at year-end
  Start of three Phase 3 studies with filgotinib
  Competitive patient data in CF program and good progress towards triple combination therapy

Financial guidance 2017:

  Cash burn of €135-155 million

Webcast presentation tomorrow, 24 February 2017, at 14.00 CET/8 AM ET, +32 2 400 6926, www.glpg.com

Mechelen, Belgium; 23 February 2017, 22.00 CET, regulated information - Galapagos NV (Euronext & NASDAQ: GLPG) presents financial results and highlights the key events for the full year 2016.

"Galapagos remains on track to become an integrated biopharmaceutical company. In collaboration with Gilead, three Phase 3 programs with filgotinib were launched last year. Our FITZROY studies demonstrated the potential for filgotinib in Crohn's disease, with encouraging endoscopy and histopathology results. We initiated critical path safety studies for our triple combination therapy in cystic fibrosis, keeping us on track to evaluate safety of our triple combination in the first half of this year, with a goal to move into patient evaluations by mid-2017. The CF program was substantially strengthened by the competitive patient data shown in the SAPHIRA Phase 2 studies. We ended the year with a rich portfolio of late stage programs in which we expect to generate new patient data over the next 18 months. We are in a very strong position, both financially and operationally," CEO Onno van de Stolpe commented.

Bart Filius, CFO, added: "Galapagos  had an extraordinary year with strong financial results. We ended 2016 with the largest cash balance in our history, and with cash burn well under control. Our cash balance now exceeds the cumulative investments made by all investors in Galapagos since its inception in 1999. We will continue to ramp up our late stage development activities this year, as we plan to increase our investments in filgotinib and CF and initiate more clinical studies with our proprietary programs. All this will contribute to our financial guidance for operational cash burn of €135-155 million for full year 2017."

Key figures (consolidated)
(€ millions, except basic income/loss per share)

	31 Dec 2016 Group Total	31 Dec 2015 Group Total
Revenues	151.6	60.6
R&D expenditure	-139.6	-129.7
G&A and S&M expenses	-23.5	-20.3
Operating loss	-11.5	-89.4
Non-cash adjustment on short term financial asset[1]	57.5	-30.6
Other financial result	8.2	0.4
Income taxes	-0.2	1.2
Net result for the period	54.0	-118.4
Basic income / Loss (-) per share (€)	1.18	-3.32
Cash, Cash equivalents and Restricted cash at year-end	980.9	348.2

Notes:
1) Reflects non-cash financial asset adjustment resulting from the Gilead subscription agreement.

Details of the financial results

Revenues
Galapagos' revenues and other income for 2016 amounted to €151.6 million, compared to €60.6 million in 2015. Increased revenues were mainly driven by a substantial increase in milestone payments from our collaboration partners.

Operating result
The Group realized a net operating loss in 2016 of €11.5 million, compared to a net operating loss of €89.4 million in 2015.

R&D expenses for the Group in 2016 were €139.6 million compared to €129.7 million in 2015. This planned increase was due mainly to increased efforts on our clinical and pre-clinical programs, primarily the cystic fibrosis program and the proprietary pre-clinical programs in inflammation, HBV and fibrosis.

G&A and S&M expenses of the Group were €23.5 million in 2016, compared to €20.3 million in 2015. This increase was due primarily to non-cash items such as a higher liability for short term and long term management bonus and higher costs for warrant plans, mainly as a result of the increase of the Galapagos share price.

Non-cash adjustment on short term financial assetIn 2015 Galapagos recognized a short term financial asset worth €39 million and an offsetting deferred income of €39 million upon signing of the share subscription agreement with Gilead, as required under IAS 39. This financial asset initially reflected the share premium that Gilead committed to pay above the closing stock price of Galapagos on the day of signing of the subscription agreement. Under IAS 39, the fair value of the financial asset needed to be re-measured at year end 2015 and again upon entering into force of the subscription agreement on 19 January 2016, when the financial asset expired. Variations in fair value of the financial asset were recorded in the income statement.

The decrease in the fair value of the financial asset resulting from the increase in the Galapagos share price between signing of the subscription agreement and 31 December 2015, resulted in a negative, non-cash fair value charge of €30.6 million in the 2015 financial results. The subsequent increase in the fair value of the financial asset resulting from the decrease in the Galapagos share price between 1 January 2016 and 19 January 2016 resulted in a positive non-cash gain of €57.5 million in the financial result of 2016.

The €65.9 million current financial asset from the Share Subscription Agreement reflected the premium that Gilead paid compared to the closing price of the Galapagos share on the day of the capital increase. This financial asset expired on 19 January 2016, the effective date of the Share Subscription Agreement and was derecognized through the share premium account.

Cash position
Cash, cash equivalents, and restricted cash totaled €980.9 million on 31 December 2016.

A net increase of €632.7 million in cash, cash equivalents and restricted cash was recorded in 2016. Net cash flows from financing activities generated €391.8 million through a subscription of Galapagos shares by Gilead, as well as €4.3 million from warrant exercises. Furthermore, a net cash inflow from operating activities was realized for €239.4 million in 2016 resulting from the license fee of $300 million (€275.6 million) received from Gilead and, by difference, from an operating cash burn of €36.2 million. Finally, €7.3 million was used in investing activities and €4.8 million positive exchange rate differences were generated on cash and cash equivalents.

When excluding the license fee and milestone payments from Gilead (€56.4 million), the net cash outflows used in operating and investing activities amount to €100.3 million, within our cash burn guidance for 2016 of €100 - 120 million.

Furthermore, Galapagos' balance sheet holds an unconditional and unrestricted receivable from the French government (Crédit d'Impôt Recherche[1]) now amounting to €34.2 million, payable in 4 yearly tranches. Galapagos' balance sheet also holds a receivable from the Belgian Government for R&D incentives now amounting to €30.2 million.

Outlook 2017
Galapagos aims to initiate a CF patient evaluation of its triple combination therapy in mid-2017, as well as multiple new clinical studies with CF candidates and combinations throughout the year. Together with our collaboration partner Gilead we plan to start multiple proof-of-concept studies with filgotinib. Topline results from the FLORA Phase 2a study with GLPG1690 in IPF and from the Phase 1b study with MOR106 in atopic dermatitis patients are expected in the second half of 2017. Galapagos expects to initiate a Phase 1b study with GLPG1972 in osteoarthritis patients in the United States, as well as Phase 1 studies with GLPG2938 and GLPG2534.

The Company expects an operational use of cash of €135-155 million during 2017.

Annual Report 2016
Galapagos is currently finalizing its financial statements for the year ended 31 December 2016. The Auditor has confirmed that his audit procedures, which are substantially completed, have not revealed any material corrections required to be made to the financial information included in this press release. Should any material changes arise during the audit finalization, an additional press release will be issued. Galapagos expects to be able to publish its fully audited Annual Report for the full year 2016 on or around 24 March 2017.

Conference call and webcast presentation

Galapagos will conduct a conference call open to the public tomorrow, 24 February 2017, at 14:00 CET/8 AM ET, which will also be webcast. To participate in the conference call, please call one of the following numbers ten minutes prior to commencement:

Confirmation Code:    9245880

United Kingdom:                                                +44 330 336 9412
France:                                                             +33 1 76 772 257
Belgium:                                                           +32 2 400 6926
USA:                                                                 +1 719 325 2385
Netherlands:                                                      +31 20 703 8261

A question and answer session will follow the presentation of the results. Go to www.glpg.com to access the live audio webcast. The archived webcast will also be available for replay shortly after the close of the call.

Financial calendar
25 April 2017               Annual General Meeting of Shareholders in Mechelen, Belgium
27 April 2017                First Quarter 2017 Results (webcast 28 April 2017)
27 July 2017                 First Half 2017 Results (webcast 28 July 2017)
26 October 2017           Third Quarter 2017 Results (webcast 27 October 2017)
22 February 2018           Full Year 2017 Results (webcast 23 February 2018)

About Galapagos
Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Our pipeline comprises Phase 3, Phase 2, Phase 1, pre-clinical, and discovery programs in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. We have discovered and developed filgotinib: in collaboration with Gilead we aim to bring this JAK1-selective inhibitor for inflammatory indications to patients all over the world. Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 510 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia. More information at www.glpg.com.

Contacts

Investors:	Media:
Elizabeth Goodwin	Evelyn Fox
VP IR & Corporate Communications +1 781 460 1784	Director Communications +31 6 53 591 999 communications@glpg.com
Paul van der Horst Director IR & Business Development +31 6 53 725 199
ir@glpg.com

Forward-looking statements
This release may contain forward-looking statements, including, among other things, statements regarding the guidance from management (including guidance regarding the expected operational cash burn during financial year 2017), financial results, the timing of audited financial results, timing and/or results of clinical trials, and interaction with regulators. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that Galapagos' expectations regarding its 2017 operating expenses may be incorrect (including because one or more of its assumptions underlying its  expense expectations may not be realized), Galapagos' expectations regarding its development programs may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from Galapagos' ongoing clinical research programs may not support registration or further development of its product candidates due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties, and estimating the commercial potential of its development programs. A further list and description of these risks, uncertainties and other risks can be found in Galapagos' Securities and Exchange Commission (SEC) filings and reports, including in Galapagos' most recent annual report on form 20-F filed with the SEC and other filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

[1] Crédit d'Impôt Recherche refers to an innovation incentive system underwritten by the French government.